                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1	Announcement on 2017/01/06: Represent subsidiary TLC Capital Co., Ltd to announce the impairment of financial assets by applying IAS No.39

99.2	Announcement on 2017/01/16: UMC will convene Q4 2016 Investor Conference

99.3	Announcement on 2017/01/23: To announce operating results for the fourth quarter of 2016

99.4	Announcement on 2017/01/23: Represent subsidiary United Microchip Corporation to announce of acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

99.5	Announcement on 2017/01/24: To clarify news reported by Commercial Times on January 24, 2017

99.6	Announcement on 2017/01/09: December Revenue

99.7	Announcement on 2017/01/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Represent subsidiary TLC Capital Co., Ltd to announce the impairment of financial assets by applying IAS No.39

1. Date of occurrence of the event: 2017/01/06
2. Company name: TLC Capital Co., Ltd
3. Relationship to the Company (please enter “head office” or “subsidiaries”): subsidiaries
4. Reciprocal shareholding ratios: N/A
5. Cause of occurrence: none
6. Countermeasures: none
7. Any other matters that need to be specified:
(1)Following the impairment test to the financial assets of the company pursuant to IAS No. 39, the company has decided to recognize an impairment of financial assets on a portion of such assets, totalling approximately NTD 619 million. Within this figure includes an NTD 599 million loss from holdings of Shandong Huahong Energy Invest Co., Inc.
(2)This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company.
(3)All figures are unaudited, and have not yet been reviewed by an independent accountant.

Exhibit 99.2

UMC will convene Q4 2016 Investor Conference

1. Date of the investor conference: 2017/01/23
2. Time of the investor conference: 17:00
3. Location of the investor conference: Online teleconference
4. Brief information disclosed in the investor conference: UMC Q4 2016 Financial and Operating Results.
5. The presentation of the investor conference release: It will be released after the investor conference.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None

Exhibit 99.3

UMC announced its operating results for the fourth quarter of 2016

1. Date of occurrence of the event: 2017/01/23
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Cause of occurrence: UMC Reports Fourth Quarter 2016 Results
UMC Reports Fourth Quarter 2016 Results Company to ship 14nm customer wafers amid 1Q17 seasonal adjustment United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the fourth quarter of 2016. Fourth quarter consolidated revenue was NT$38.31 billion, flat from NT$38.16 billion in 3Q16 and an increase of 13.2% YoY from NT$33.85 billion in 4Q15. 4Q16 consolidated gross margin was 22.9%. Net income attributable to the stockholders of the parent was NT$2.55 billion, with earnings per ordinary share of NT$0.21. Mr. Po-Wen Yen, CEO of UMC, said, “In the fourth quarter of 2016, UMC’s revenue from foundry operations was NT$38.22 billion. Overall capacity utilization reached 94%, bringing wafer shipments to 1.66 million 8-inch equivalent wafers. Operating margin was 6.3%. During the quarter, our 28nm and 40nm utilization rate continued to exceed 90%, while strength in 8” consumer and communication demand raised 8” fab utilization to nearly 100%. We also realized a noteworthy milestone in November with the grand opening of our 300mm Fab 12X in Xiamen, China, which began shipping 40nm customer wafers just 20 months after the fab’s March 2015 groundbreaking. This site will ideally position UMC to capitalize on the vast business opportunities within China’s semiconductor market while bringing us closer to our Chinese customers, where our team can provide superior technical and manufacturing services and more efficiently bring new tape outs into production. With regard to our advanced 14nm technology, we have recently made substantial progress for this advanced node. Following intensive engineering activities with our customer, UMC’s 14nm transistor performance has delivered speed and leakage results which are comparable with the industry’s 14nm standards. Our yields have fulfilled customer requirements, and we anticipate 14nm wafer shipments to commence in 1Q17, highlighting our determined efforts to reach this important milestone.” CEO Yen continued, “Looking into the first quarter of 2017, as we enter early year seasonality, we expect a sequential decrease in our foundry business. For full year 2017, UMC will continue to work towards a year of growth and prosperity. Our fundamental 28nm process technology know-how will enable our team to develop new manufacturing solutions on logic and specialty technology platforms. We will also expand 300mm capacity at Fab 12X to address growing customer wafer demand, increase our foundry market share and elevate the competitiveness of our foundry services. We believe these efforts will position UMC to capture the next wave of growth opportunities.”
First Quarter of 2017 Outlook & Guidance:
Wafer Shipments: To decrease by approximately 1%
ASP in NTD: To decrease by approximately 3%
Profitability: Gross profit margin will be in the mid-teens % range
Foundry Segment Capacity Utilization: Approximately 90%
2017 CAPEX for Foundry Segment: US$2.0bn
6. Countermeasures: N/A
7. Any other matters that need to be specified: N/A

Exhibit 99.4

Represent subsidiary United Microchip Corporation to announce of acquisition of UNITED
SEMICONDUCTOR (XIAMEN) CO., LTD.

1. Date of occurrence of the event: 2017/01/23
2. Method of the present increase (decrease) in investment: United Microchip Corporation investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
3. Transaction volume, price per unit, and total monetary amount of the transaction: trading volume: NA; total amount: RMB 2,760,390,000(approximately NTD 12,648,106,980; no more than USD 410,000,000)
4. Company name of the invested mainland Chinese company: UNITED SEMICONDUCTOR (XIAMEN) CO., LTD
5. Paid-in capital of said invested mainland Chinese company: RMB 6,256,884,000
6. Amount of new capital increment currently planned by said invested mainland Chinese company: RMB 9,017,274,000
7. Main business items of said invested mainland Chinese company: Integrated circuit manufacturing
8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Standard unqualified audit opinion
9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB 1,826,420,768.06
10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: loss of RMB 13,748,659.68
11. Amount of actual investment to date in said invested mainland Chinese company: RMB 2,760,390,000
12. Counterparty to the transaction and its relationship to the Company: the Company’s subsidiary
13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Participate in subsidiary capital increase; N/A
14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A
15. Gain (or loss) on disposal: N/A
16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Wire transfer; 1st: 2017/01/23 2nd: before 2017/01/26
17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The decision making manner: Based on the Acquisition or Disposal of Assets Procedure Reference for the decision on price: In accordance with the agreement
The decision-making department: Board of Directors
18. Broker: None
19. Concrete purpose of the acquisition or disposal: Permanent investment
20. Do the directors have any objection to the present transaction? : None
21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD 794,328,949
22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 20%
23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 8%
24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 11%
25. Total amount of actual investment in the mainland China area to date: USD 267,361,581
26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 7%
27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 3%
28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 4%
29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: 2013: NTD 1,084,109 thousand; 2014: NTD 1,467,149 thousand; 2015: NTD 1,674,012 thousand;
30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: ZERO
31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : None
32. Any other matters that need to be specified: n /a

Exhibit 99.5

To clarify news reported by Commercial Times on January 24, 2017

Date of events: 2017/01/24
Contents:
1. Date of occurrence of the event: 2017/01/24
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: Commercial Times, B5
6. Content of the report: UMC’s foundry revenue for 1Q17 will decrease 4% compared to the previous quarter.
7. Cause of occurrence: UMC did not announce any revenue forecast for the first quarter of 2017 outlook & Guidance are follows:
Wafer Shipments: To decrease by approximately 1%
ASP in NTD: To decrease by approximately 3%
Profitability: Gross profit margin will be in the mid-teens % range
Foundry Segment Capacity Utilization: Approximately 90%
2017 CAPEX for Foundry Segment: US$2.0bn
8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.6

United Microelectronics Corporation
January 9, 2017

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of December 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
December	Net sales	12,557,760	10,673,034	1,884,726	17.66%
Year-to-Date	Net sales	147,870,124	144,830,421	3,039,703	2.10%

2)	Funds lent to other parties (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	4,250,400	—	21,739,067
Note : On December 14, 2016, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to NT$ 4,250.40 million. The actual amount lent to USC(Xiamen) as of December 31, 2016 was 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	43,478,135
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	9,177,000	0
Fair Value	(60,311)	0
Net Profit from Fair Value	(60,319)	0
Written-off Trading Contracts	45,473,790	0
Realized profit (loss)	154,101	0

Exhibit 99.7

United Microelectronics Corporation
For the month of December, 2016

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of November 30, 2016	Number of shares as of December 31, 2016	Changes

—	—	—	—	—
—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of November 30, 2016	Number of shares as of December 31, 2016	Changes

—	—	—	—	—
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